SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 3

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DAVITA INC.
(Name of Subject Company (issuer) and Filing Person (offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

23918K 10 8
(CUSIP Number of Class of Securities)

STEVEN J. UDICIOUS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
DAVITA INC.
21250 HAWTHORNE BLVD., SUITE 800
TORRANCE, CALIFORNIA 90503-5517
(310) 792-2600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

APRIL 8, 2002

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$600,000,000	$120,000

*	For purposes of calculating the amount of filing fee only, this amount is based on the purchase of 24,000,000 common shares at the maximum tender offer price of $25.00 per share.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $120,000	Filing Party: DaVita Inc.
Form or Registration No.: SC TO-I/A	Date Filed: March 21, 2002

☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on March 15, 2002, as amended on March 21, 2002 and April 2, 2002 by DaVita Inc., a Delaware corporation, in connection with its offer to purchase up to 24,000,000 shares of its common stock, par value $.001 per share, at a price not in excess of $25.00 nor less than $20.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. DaVita’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 12.    EXHIBITS.

Item 12 is hereby amended and supplemented by adding the following exhibits:

(a)(1)(v)	Supplement No. 1 to Offer to Purchase, dated April 8, 2002

(a)(1)(vi)	Supplement No. 1 to Letter of Transmittal, dated April 8, 2002

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2002
DAVITA INC.

By:	/s/ STEVEN J. UDICIOUS
Steven J. Udicious
Vice President, Secretary and General Counsel

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EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(v)	Supplement No. 1 to Offer to Purchase, dated April 8, 2002

(a)(1)(vi)	Supplement No. 1 to Letter of Transmittal, dated April 8, 2002

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